UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on October 14, 2026: EuroDry Ltd. Announces Order for the Construction of a Third Modern 82,000 DWT Kamsarmax Bulk Carrier.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in the section in Exhibit 1 titled “Aristides Pittas, Chairman and CEO of EuroDry commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-298606) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 27, 2026 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: October 14, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd. Announces Order for the Construction of a Third Modern 82,000 DWT Kamsarmax Bulk Carrier

Athens, Greece – October 14, 2026 – EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that it has signed a contract with Hengli Shipbuilding (Dalian) for the construction of a third 82,000 DWT Kamsarmax bulk carrier. The vessel will be built to an eco-design specification compliant with EEDI Phase 3 standards and is scheduled to be delivered during the third quarter of 2029.

The total consideration for the newbuilding contract is approximately $37.0 million and will be financed with a combination of debt and equity. The contract is conditional upon receiving a refund guarantee from a bank acceptable to the Company.

Aristides Pittas, Chairman and CEO of EuroDry, commented: “We are pleased to announce the order of a third 82,000 DWT eco Kamsarmax vessel. With modern five-year-old Kamsarmaxes being valued at or above newbuilding prices, we consider that ordering new tonnage is a better economic proposition, as we get a brand-new, more fuel-efficient ship for the same or even lower capital investment. This order brings our newbuilding program to five vessels, lowering the average age of our fleet and positioning us competitively in a market environment that increasingly values fuel efficient and environmentally friendly vessels.”

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,006	2018	TC until Nov-26	$21,550
XENIA	Kamsarmax	82,019	2016	TC until Nov-26	$21,000
ALEXANDROS P.	Ultramax	63,127	2017	TC until Nov-26	$28,300
CHRISTOS K***	Ultramax	63,197	2015	TC until Nov-26	$15,500
YANNIS PITTAS	Ultramax	63,243	2014	TC until Nov-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
MARIA***	Ultramax	63,153	2015	TC until Nov-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
GOOD HEART	Ultramax	62,996	2014	TC until Jun-27	Hire 115% of the Average Baltic Supramax S10TC index(**)
MOLYVOS LUCK	Supramax	57,924	2014	TC until Nov-26	Hire 101% of the Average Baltic Supramax S10TC index(**)
SANTA CRUZ	Panamax	76,440	2005	TC until Oct-26	$15,750
STARLIGHT	Panamax	75,611	2004	TC until Oct-26	$15,000
BLESSED LUCK	Panamax	76,704	2004	TC until Nov-26	$19,000
Total Dry Bulk Vessels	11	766,420

Vessels under construction	Type	Dwt	To be delivered
ARISTEIDIS	Ultramax	63,500	Q2 2027
TROBONI	Ultramax	63,500	Q3 2027
NIKOS P	Kamsarmax	82,000	Q1 2028
CHRISTINA BEL	Kamsarmax	82,000	Q2 2028
KONSTANTINA TZ	Kamsarmax	82,000	Q3 2029
Total under construction	5	373,000

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date

(**)

The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Investors.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 11 drybulk carriers have a total cargo capacity of 766,420 dwt. After the delivery of two Ultramax vessels in 2027 and the delivery of the three Kamsarmax vessels in 2028 and 2029, the Company’s fleet will consist of 16 vessels with a total carrying capacity of 1,139,420 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com